TIAA-CREF Individual & Institutional Services, LLC 730 Third Avenue 6th Floor New York, NY 10017-3206	Angela Kahrmann President/CEO, TC Services, LLC (860) 723-8609 (tele) Angela.Kahrmann@tiaa.org
April 25, 2025

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ben Holt

Re: TIAA Real Estate Account Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (as amended, the “Registration Statement”) (File No. 333-285628)

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal distributor for the TIAA Real Estate Account (the “Company”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Company, to accelerate the effectiveness date of the Company’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Thursday, May 1, 2025.

Very truly yours,

TIAA-CREF INDIVIDUAL & INSTITUTIONAL
SERVICES, LLC

By: /s/ Angela Kahrmann
Name: Angela Kahrmann
Title: President/CEO
cc: F. Scott Thomas, Esq. (via interoffice)